# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### April 2, 2013

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Walter Investment Management Corp.**

**File No. 001-13417 - CF#29278**

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Walter Investment Management Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 7, 2013.

Based on representations by Walter Investment Management Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2          through January 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel